Exhibit 99.2

To: Core University Living Real Estate Income Trust
1400 N. Kingsbury St
Chicago, IL 60642

Re: *Subscription Agreement for the Purchase of Shares of Common Shares*

CS RE Holdings, LLC, a Delaware limited liability company, as of the 2nd day of February, 2026, subscribes for and agrees to purchase Class E common shares, $0.01 par value (such shares to be purchased referred to herein as the "Shares"), of Core University Living Real Estate Income Trust (the "Trust"), a Maryland statutory trust, pursuant to the terms and conditions of this Subscription Agreement. The Trust shall be externally managed and advised by an affiliate of Core Spaces, LLC.

The undersigned acknowledges that the Trust will not register the issuance of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws (the "State Acts") in reliance upon exemptions from registration contained in the Securities Act and the State Acts, and that the Trust relies upon these exemptions, in part, because of the undersigned's representations, warranties and agreements contained in this Subscription Agreement.

The undersigned acknowledges that, prior to executing this Subscription Agreement, it has had the opportunity to ask questions of and receive answers or obtain additional information from a representative of the Trust concerning the financial and other affairs of the Trust and the terms and conditions of the offering of the Shares to which this Subscription Agreement relates, and, to the extent it believes necessary in light of its knowledge of the Trust's affairs, the undersigned has asked these questions and received satisfactory answers.

The undersigned represents, warrants and agrees as follows:

1.   The undersigned hereby subscribes for 100 Shares and hereby delivers in U.S. dollars the purchase price of $10.00 per share for an aggregate purchase price of $1,000 in cash.

2.   The undersigned has carefully read this Subscription Agreement and, to the extent it believes necessary, has discussed with its counsel the representations, warranties and agreements that it makes by signing this Subscription Agreement and the limitations that apply to its resale of the Shares.

3.   The undersigned is purchasing the Shares for its own account, with the intention of holding the Shares for investment and with no present intention of dividing or allowing others to participate in this investment or of reselling or otherwise participating, directly or indirectly, in a distribution of the Shares; the undersigned will not make any sale, transfer or other disposition of the Shares without registration under the Securities Act and the State Acts unless an exemption from registration is available under the Securities Act and the State Acts.

4.   The undersigned is familiar with the business in which the Trust is or will be engaged, and based upon its knowledge and experience in financial and business matters, it is familiar with the investments of the type that it is undertaking to purchase in this Subscription Agreement; it is fully aware of the problems and risks involved in making an investment of this type; and it is capable of evaluating the merits and risks of this investment.

5.   The undersigned is an "accredited investor" as defined in Regulation D under the Securities Act. The investment that the undersigned is undertaking in this Subscription Agreement corresponds with the nature and size of its present investments and net worth, and the undersigned can financially bear the economic risk of this investment, including the ability to afford holding the Shares for an indefinite period or to afford a complete loss of this investment.

6.	The principal office of the undersigned is at the address shown under the signature on the signature page of this Subscription Agreement.

7.	The undersigned understands as follows:

7.1	The current facts surrounding this investment do not satisfy conditions under Rule 144 under the Securities Act ("Rule 144") that would permit the undersigned to resell the Shares under Rule 144; the nature of the Trust's business and the conditions under Rule 144 make it unlikely that facts will ever exist to satisfy the conditions that would permit the undersigned to resell the Shares under Rule 144; even if satisfaction of the conditions under Rule 144 should occur, the undersigned may resell the Shares in reliance upon the provisions of Rule 144 only in limited amounts and in accordance with the other terms and conditions of Rule 144; and in connection with any resale of the Shares by the undersigned that Rule 144 does not permit, the undersigned must comply with some other applicable registration exemption.

7.2	The Trust has no obligation to register the Shares or to comply with the conditions of Rule 144 or to take any other action necessary in order to make available any exemption for the resale of the Shares without registration.

7.3	The Trust will not issue physical certificates for the Shares. Instead, the Shares will be recorded on the books and records of the Trust or the Trust's transfer agent.

8.	The parties hereto agree as follows:

8.1	This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without giving effect to the conflict of laws provisions therein.

8.2	This Subscription Agreement contains the entire agreement between the parties with respect to the subject matter thereof. The provisions of this Subscription Agreement may not be modified or waived except in a writing signed by both parties.

8.3	The headings of this Subscription Agreement are for convenience of reference only, and they shall not limit or otherwise effect the interpretation of any term or provision hereof.

8.4	This Subscription Agreement and the rights, powers and duties set forth herein shall, except as set forth herein, bind and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto. The parties hereto may not assign any of their respective rights or interests in and under this Subscription Agreement without the prior written consent of the other party, and any attempted assignment without such consent shall be void and without effect.

8.5	If any part of this Subscription Agreement is held by a court of competent jurisdiction to be unenforceable, illegal or invalid, the balance of this Subscription Agreement shall remain in effect and unaffected by such unenforceability, illegality or invalidity.

[*Signatures on following page*]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the day and year first above written.

CS RE HOLDINGS, LLC,
a Delaware limited liability company

By: _____/s/ Adam Grant_____
Name:_____Adam Grant_____
Title:_____General Counsel_____

1400 N. Kingsbury St
Chicago, IL 60642

_____92-0298898_____
Employer Identification Number

ACCEPTED, as of the 2nd day of February, 2026, by

Core University Living Real Estate Income Trust,
a Maryland statutory trust

By: ___/s/ Adam Grant_____
       Adam Grant
       Secretary